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                           August 2, 2023

       Todd Nelson
       Chief Executive Officer
       Telesis Bio Inc.
       10431 Wateridge Circle, Suite 150
       San Diego, California 92121

                                                        Re: Telesis Bio Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 27, 2023
                                                            File No. 333-273491

       Dear Todd Nelson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Ansart at 202-551-4511 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Jesse Shumaker